Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 25, 2018

Jay E. Ingram

Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	HL Acquisition Corp. Registration Statement on Form S-1 Filed June 8, 2018 Pre-effective Amendment 1 Filed June 15, 2018 File No. 333-225520

Dear Mr. Ingram:

On behalf of HL Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 21, 2018, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided responses to each comment immediately thereafter.

Registration Statement on Form S-1 filed June 8, 2018

Calculation of Registration Fee Table, page iii

1.	Specify the subparagraph of Rule 457 under the Securities Act upon which you relied to calculate the registration fee.

We have revised the disclosure in the Registration Statement to indicate the subparagraph of Rule 457 which was relied on to calculate the registration fee as requested.

Securities and Exchange Commission

June 25, 2018

Liquidation if no business combination, page 13

2.	File the indemnification agreement with MCP V -- Bushwick LLC as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

We wish to advise the Staff that the indemnification provision referred to above is included as Section 2(c) of Exhibit 10.1, which has been previously filed with the Registration Statement.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed June 15, 2018

Exhibit 5.1, page 1

3.	Counsel must opine on all securities being registered under this registration statement, including 75,000 representative's shares, 212,500 units underlying representative's unit purchase option, 212,500 ordinary shares included as part of the representative's units, 212,500 redeemable warrants included as part of the representative's units, 212,500 rights included as part of the representative's units, and 21,250 ordinary shares underlying rights included as part of the representative's units. Please revise

Exhibit 5.1 has been revised so that counsel has opined on the 75,000 representative’s shares, the 212,500 ordinary shares included as part of the units underlying the representative’s purchase option, the 212,500 ordinary shares issuable upon exercise of the warrants included as part of the units underlying the representative’s purchase option and the 21,250 ordinary shares issuable upon conversion of the rights included as part of the units underlying the representative’s purchase option.

The 212,500 units underlying the representative’s unit purchase option, the 212,500 redeemable warrants included as part of the units underlying the representative’s purchase option and the 212,500 rights included as part of the units underlying the representative’s purchase option are securities governed by New York law. As a result, such securities were opined on by Graubard Miller and included in its opinion previously filed as Exhibit 5.2 to the Registration Statement.

4.       Counsel’s opinion must be duly executed, that is, dated and signed. Please revise.

Exhibit 5.1 has now been dated and duly executed as requested.

* * * * * * * * * *

Securities and Exchange Commission

June 25, 2018

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jeffrey E. Schwarz